FORM 4	OMB APPROVAL

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	OMB Number:	3235-0287
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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Please Print or Type Responses)

1. Name and Address of Reporting Person*			2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
THARP	CHARLES		THE CRONOS GROUP (CRNS)	[X] Director
[ ] 10% Owner
(Last)	(First)	(Middle)	3. IRS Identification Number of Reporting Person, if an entity (Voluntary)	[ ] Officer (give title below) [ ] Other (Specify below)
NORTH GREEN, SUITE 304A
304 HILLTOP LANE

(Street)			4. Statement for Month/Year
ANNAPOLIS MARYLAND 21403			4/2002	7. Individual or Joint/Group Filing(Check applicable line)
[X] Form Filed by One Reporting Person
(City)	(State)	(Zip)	5. If Amendment, Date of Original (Month/Year)	[ ] Form Filed by More than One Reporting Person

TABLE I — NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security (Instr. 3)	2. Transaction Date	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form. Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)

	(Month/ Day/ Year)	Code	V	Amount	(A) or (D)	Price

COMMON SHARES	4/11/2002	P		100	A	$4.09	100	D

(Over)

FORM 4 (continued)

TABLE II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)

			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filled by more than one reporting person, see Instruction 4(b)(v).

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Charles Tharp **Signature of Reporting Person	5/8/02 Date
File three copies of this Form, one of which must be manually signed. Note: If space is insufficient, see Instruction 6 for procedure.	/s/ Elinor A. Wexler By: Elinor A. Wexler, Attorney-in-Fact
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.